Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS TO PARTNER WITH BIOGENETICS ON COMMERCIALISATION OF VARLITINIB IN SOUTH KOREA

Singapore, 27 February 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets, and BioGenetics Co Ltd, a leading South Korean healthcare company, have entered into an agreement whereby both parties will collaborate to commercialise varlitinib in all indications in South Korea.

ASLAN will grant BioGenetics exclusive rights to commercialise varlitinib in South Korea in exchange for an upfront payment of US$2 million and up to US$11 million in sales and development milestones. ASLAN is also eligible to receive tiered double digit royalties on net sales up to the mid-twenties. ASLAN will continue to fund all clinical development of varlitinib, BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea.

ASLAN is currently conducting a global pivotal trial (TreeTopp) in second-line biliary tract cancer (BTC), with topline data expected in the second half of 2019. At the recent ASCO GI conference, ASLAN presented positive data from an ongoing multicentre phase 1b/2 clinical trial of varlitinib plus gemcitabine and cisplatin in first-line BTC. Varlitinib has been awarded orphan drug designation for the treatment of BTC by the Ministry of Food and Drug Safety in South Korea, which provides certain benefits for the development and commercialisation of varlitinib in South Korea including an extension of the marketing exclusivity period and exemption of certain local clinical trial requirements.

Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals, commented: “We are delighted to partner with a team that brings strong knowledge of the South Korean regulatory and commercial environment. We believe BioGenetics is well placed to maximise the value of varlitinib in BTC and potentially other tumour types in the future.”

JooHoon Ahn, Chief Executive Officer of Biopharma, BioGenetics, commented: “We are excited by the clinical data in BTC that ASLAN has generated to date. The unmet need for effective treatments for BTC, one of the ten most prevalent cancers in South Korea, is high. Our partnership with ASLAN is in-line with our strategy to identify high-quality, late stage development assets that have the potential to transform treatment paradigms and address pressing needs in oncology. We have attracted a team of experienced pharmaceutical executives to build our pharmaceutical division and we look forward to working closely with ASLAN to realise the potential of varlitinib in South Korea.”

In 2015, ASLAN entered a collaboration and license agreement with Hyundai Pharm to develop and commercialise varlitinib for the treatment of cholangiocarcinoma (CCA) in South Korea. Prior to executing a broader agreement with BioGenetics, ASLAN exercised its right to buy back the rights to varlitinib in CCA, making a payment of $0.3M to Hyundai Pharm.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6340 7287 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About Varlitinib

Varlitinib (ASLAN001) is a highly potent, oral, reversible, small molecule pan-HER inhibitor that targets the human epidermal growth factor receptors HER1, HER2 and HER4. These receptors can be mutated or overexpressed in many tumors, which can cause excessive proliferative activity and uncontrolled growth. Therefore, by inhibiting the activation of the HER receptors, varlitinib could inhibit proliferation and control tumor growth. Varlitinib is currently being studied in a global pivotal study (TreeTopp) for 2nd line biliary tract cancer. Varlitinib has been granted orphan drug designation in the United States for cholangiocarcinoma, a sub-type of biliary tract cancer, and was awarded orphan drug designation for the treatment of biliary tract cancer by the Ministry of Food and Drug Safety in South Korea.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets. ASLAN targets diseases that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

About BioGenetics

BioGenetics, formerly Unidus Corporation, is a Korea-based company established in 1973 engaged in the manufacturing of medical products.  As part of the company’s diversification strategy, BioGenetics established its biopharmaceutical division in April 2018 and appointed Mr Joohoon Ahn, as CEO of the newly established division. Mr Ahn was most recently Senior Managing Director at Kwangdong Pharmaceuticals, one of the top 3 domestic pharmaceutical companies in Korea, and has 28 years of experience in the Korean pharma industry in regulatory affairs, commercialisation, and business development.  Biogenetics is co-developing WM-S1-001 for Erbitux®-resistant colon cancer with WellMarkerBio, a spin-off company from Asan Medical Center, one of the largest private hospitals in Korea.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant

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